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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGE AND PREFERRED STOCK DIVIDENDS
For the Three Months Ended March 31, 2003
(in thousands, except ratio data)

		Year Ended December 31,
	Three Months Ended March 31, 2003
		2002	2001	2000	1999	1998
Income before minority interest	$26,798	$90,362	$34,710	$57,761	$45,841	$39,252
Add:
Losses from refinancing debt	—	1,273	16,751	3,494	2,762	3,940
Distributed income of equity investees	17,008	42,224	28,134	44,003	23,683	32,434
Fixed charges excluding capitalized interest	13,472	52,168	57,737	56,736	49,498	46,366
Amortization of capitalized interest	486	1,941	1,661	2,865	821	793
Deduct:
Discontinued Operations	(128)	—	—	—	—	—
Equity in earnings of equity investees	(5,267)	(30,522)	(12,525)	(16,571)	(12,287)	(8,097)

	$52,369	$157,446	$126,468	$148,288	$110,318	$114,688

Fixed Charges:
Interest expense including amortization of debt costs	$13,472	$52,168	$57,737	$56,736	$49,498	$46,366
Capitalized interest	14,738	40,739	25,670	21,058	13,065	8,761

Total fixed charges	$28,210	$92,907	$83,407	$77,794	$62,563	$55,127
Preferred stock dividends (1)	4,378	2,555	—	—	—	—

Total fixed charges and preferred dividends	$32,588	$95,462	$83,407	$77,794	$62,563	$55,127

Ratio of earnings to combined fixed charges	1.9	1.7	1.5	1.9	1.8	2.1
Ratio of earnings to combined fixed charges and preferred dividends	1.6	1.7	1.5	1.9	1.8	2.1

(1)
Preferred dividends for the Company's Series A cumulative convertible preferred stock are being treated as interest expense consistent with the Company's financial statements. The dividends on the Series A cumulative convertible preferred stock recorded as interest expense were $2,036, $8,208 and $5,400 for the three months ended March 31, 2003 and 2002 the years ended December 31, 2002 and 2001, respectively. The Company did not have any preferred stock outstanding prior to 2001.

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGE AND PREFERRED STOCK DIVIDENDS For the Three Months Ended March 31, 2003 (in thousands, except ratio data)